LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
Love Lifesciences LLC

This Multi-Member LLC Operating Agreement ("Agreement") represents Love Lifesciences LLC that was formed in the State of Kansas on 5/27/2021 ("Company").

The following represents the initial **2 Member(s)** of the Company and their respective ownership interest:

Nicholas Love, of ▨▨▨▨▨▨▨▨▨▨, Kansas, ▨▨, and has 60% ownership in the Company and,

Bradley Hopper, of ▨▨▨▨▨▨▨▨▨▨, Kansas, ▨▨ and has 40% ownership in the Company.

("Member(s)")

WHEREAS the Member(s) desire to create a limited liability company under the laws of the State of Kansas and set forth the terms herein of the Company's operation and the relationship between the Member(s).

THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Member(s) and the Company agree as follows:

1. Name and Principal Place of Business.

The name of the Company is Love Lifesciences LLC with a principal place of business at 6724 W 72nd St, Overland Park, Kansas, 66204. The mailing address shall be the same address as the principal place of business.

2. Registered Agent.

The name of the Registered Agent is Nicholas Love with a registered office located at 6724 W 72nd St, Overland Park, Kansas, 66204 for the service of process as of October 27 2021 ("Registered Agent"). The Registered Agent may change at any time by the Company filing an amendment with the Secretary of State, or respective office, in the State of Kansas.

3. Formation.

The Company was formed on 5/27/2021, when the Member(s) filed the Articles of Organization with the office of the Secretary of State pursuant to the statutes governing limited liability companies in the State of Kansas (the "Statutes").

4. Purpose.

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member(s) in their discretion shall determine.

5. Term.

The term of the Company shall continue in perpetuity commencing on the filing of the Articles of Organization of the Company while continuing until terminated under the provisions set forth herein.

6. Member(s) Capital Contributions.

Capital contributions to the Company shall be made by 2 Members:

Nicholas Love shall be contributing $5000. The Capital Contribution made by the Member shall not be paid back and was made as consideration for the ownership interest in the Company.

Bradley Hopper shall be contributing $1000 The Capital Contribution made by the Member shall not be paid back and was made as consideration for the ownership interest in the Company.

Hereinafter known as the "Contributor(s)".

The Contributor(s) shall have no right to withdraw or reduce their contributions to the capital of the Company until the Company has been terminated unless otherwise set forth herein. The Contributor(s) shall have no right to demand and receive any distribution from the Company in any form other than cash, and Member(s) shall not be entitled to interest on their capital contributions to the Company.

The liability of the Contributor(s) for the losses, debts, liabilities, and obligations of the Company shall be limited to the amount of the capital contribution plus any distributions paid to such Contributor(s) individually, such as the Contributor's share of any undistributed assets of the Company; and (only to the extent as might be required by applicable law) any amounts previously distributed to such Contributor(s) by the Company.

7. Distributions.

For the purposes of this Agreement, "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "Cash Receipts" shall mean all Cash Receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member(s); the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "Capital Transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds are attributable to capital.

A "Capital Account" for the Member shall be maintained by the Company. The Member's Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

At the sole decision of the Members, the net profits and net losses of the Company (other than from Capital Transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Members' Percentage Interests. The net profits of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Member(s) in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Member(s) in proportion to the Members' Percentage Interests. The net losses of the Company from Capital Transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Member(s) are in excess of their original contributions, to such Member(s) in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

The Cash Receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member(s), costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Member(s) to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (c) to the repayment of any loans made to the Company by any Member(s). Thereafter, the Cash Receipts of the Company shall be distributed among the Member(s) as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts of the Company, other than from Capital Transactions, shall be allocated among the Member(s) in proportion to the Members' Percentage Interests.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of Cash Receipts from Capital Transactions shall be allocated in the following order of priority: (a) to the Member(s) in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Member(s) in proportion to the Members' Percentage Interests.

It is the intention of the Member(s) that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

8. Books, Records, and Tax Returns.

The Member(s), or their designees, shall maintain complete and accurate records and books of the Company's transactions in accordance with generally accepted accounting principles.

The Company shall furnish each Member, within seventy-five (75) days after the end of each fiscal year, an annual report of the Company including a balance sheet, a profit and loss statement, a capital account statement; and the amount of such Member's share of the Company's income, gain, losses, deductions, and other relevant items for federal income tax purposes.
The Member(s) intends that the Company shall be taxed as a Partnership in accordance with the provisions of the Internal Revenue Code. The Company shall prepare all Federal, State, and local income tax and information returns for the Company and shall cause such tax and information returns to be timely filed. Within seventy-five (75) days after the end of each fiscal year, the Company shall forward to each person who was a Member during the preceding fiscal year a true copy of the Company's information return filed with the Internal Revenue Service for the preceding fiscal year.

All elections required or permitted to be made by the Company under the Internal Revenue Code, and the designation of a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code for all purposes permitted or required by the Code, shall be made by the Company by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

Upon request, the Company shall furnish to each Member a current list of the names and addresses of all of the Member(s) of the Company, and any other persons or entities having any financial interest in the Company.

9. Bank Accounts.

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member(s). Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member(s) from time to time may designate.

10. Management of the Company.

The business and affairs of the Company shall be conducted and managed by the Members in accordance with this Agreement and the laws of the State of Kansas.

Except as expressly provided elsewhere in this Agreement, all decisions respecting the management, operation, and control of the business and affairs of the Company and all determinations made in accordance with this Agreement shall be made by a vote of over fifty percent (50%) of the Members' ownership-interest.

Notwithstanding any other provision of this Agreement, the Member(s) shall not sell, exchange, lease, assign or otherwise transfer all or substantially all of the assets of the Company; sell, exchange, lease (other than space leases in the ordinary course of business), assign or transfer the Company's assets; mortgage, pledge or encumber the Company's assets other than is expressly authorized by this Agreement; prepay, refinance, modify, extend or consolidate any existing mortgages or encumbrances; borrow money on behalf of the Company; lend any Company funds or other assets to any person; establish any reserves for working capital repairs, replacements, improvements or any other purpose; confess a Judgment against the Company; settle, compromise or release, discharge or pay any claim, demand or debt, including claims for insurance; approve a merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other entity; or change the nature or character of the business of the Company without a vote of over fifty percent (50%) of the Members' ownership-interest.

The Member(s) shall receive such sums for compensation as Member(s) of the Company as may be determined from time to time by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests.

11. Meetings of Member(s).

The annual meeting of the Member(s) shall be held on the 1st of January (day/month) at the principal office of the Company or at such other time and place as the Member(s) determine, for the purpose of transacting such business as may lawfully come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

The Member(s) may by resolution prescribe the time and place for the holding of regular meetings and may provide that the adoption of such resolution shall constitute notice of such regular meetings.

Special meetings of the Member(s), for any purpose or purposes, may be called by any Member(s) (or such other number of Member(s) as the Member(s) from time to time may specify).

Written or electronic notice stating the place, date, and time of the meeting, the means of electronic video screen communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be.

At any meeting of the Member(s), the presence of Member(s) holding a majority of the Members' Percentage Interests, as determined from the books of the Company, represented in person or by proxy, shall constitute a quorum for the conduct of the general business of the Company. However, if any particular action by the Company shall require the vote or consent of some other number or percentage of Member(s) pursuant to this Agreement, a quorum for the purpose of taking such action shall require such other number or percentage of Member(s). If a quorum is not present, the meeting may be adjourned from time to time without further notice, and if a quorum is present at the adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally notified. The Member(s) present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Member(s) to leave less a quorum.

At all meetings of the Member(s), a Member may vote by proxy executed in writing by the Member or by a duly authorized attorney-in-fact of the Member. Such proxy shall be filed with the Company before or at the time of the meeting.

A Member of the Company who is present at a meeting of the Member(s) at which action on any matter is taken shall be presumed to have assented to the action taken, unless the dissent of such Member shall be entered in the minutes of the meeting or unless such Member(s) shall file a written dissent to such action with the person acting as the secretary of the meeting before the meeting's adjournment. Such right to dissent shall not apply to Member(s) who voted in favor of such action.

Unless otherwise provided by law, any action required to be taken at a meeting of the Member(s), or any other action which may be taken at a meeting of the Member(s), may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Member(s) entitled to vote with respect to the subject.

Member(s) of the Company may participate in any meeting of the Member(s) by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matters to be voted upon. Participation in a meeting pursuant to this paragraph shall constitute presence in person at such meeting.

12. Assignment of Interests.

Except as otherwise provided in this Agreement, no Member(s) or other person holding interest in the Company may assign, pledge, hypothecate, transfer or otherwise dispose of all or any part of their interest in the Company, including without limitation, the capital, profits or distributions without the vote consisting of the majority Members' ownership percentage interest in the Company.

A Member may assign all or any part of such Member's interest in the allocations and distributions of the Company to any of the following (collectively the "permitted assignees"): any person, corporation, partnership or other entity as to which the Company has permitted to the assignment of such interest in the allocations and distributions of the Company in accordance with Section 14 of this Agreement. An assignment to a permitted assignee shall only entitle the permitted assignee to the allocations and distributions to which the assigned interest is entitled unless such permitted assignee applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

The Member(s) agree that Member(s) may voluntarily withdraw from the Company without the approval, vote, or consent of the Member(s). Unless the withdrawing member's ownership interest was sold, it shall be transferred to the remaining Member(s) in the Company at the same ownership interest percentage ratio that exists at the time of withdrawal. After being removed from the Company, the withdrawing Member shall be unequivocally released from any legal or financial liability that is related to the Company unless otherwise agreed upon.

An assignment, pledge, hypothecation, transfer, or other disposition of all or any part of the interest of a Member in the Company or other person holding any interest in the Company in violation of the provisions hereof shall be null and void for all purposes.

No assignment, transfer, or other disposition of all or any part of the interest of any Member permitted under this Agreement shall be binding upon the Company unless and until a duly executed and acknowledged counterpart of such assignment or instrument of transfer, in form and substance satisfactory to the Company, has been delivered to the Company.

No assignment or other disposition of any interest of any Member may be made if such assignment or disposition, alone or when combined with other transactions, would result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code or under any other relevant section of the Code or any successor statute. No assignment or other disposition of any interest of any Member may be made without an opinion of counsel satisfactory to the Company that such assignment or disposition is subject to an effective registration under, or exempt from the registration requirements of, the applicable Federal and State securities laws. No interest in the Company may be assigned or given to any person below the age of 21 years or to a person who has been adjudged to be insane or incompetent.

Anything herein contained to the contrary, the Company shall be entitled to treat the record holder of the interest of a Member as the absolute owner thereof and shall incur no liability by reason of distributions made in good faith to such record holder, unless and until there has been delivered to the Company the assignment or other instrument of transfer and such other evidence as may be reasonably required by the Company to establish to the satisfaction of the Company that an interest has been assigned or transferred in accordance with this Agreement.

13. Right of First Refusal.

If a Member desires to sell, transfer or otherwise dispose of all or any part of their interest in the Company, such Member (the "Selling Member") shall first offer to sell and convey such interest to the other Member(s) of the Company before selling, transferring or otherwise disposing of such interest to any other person, corporation or other entity. Such offer shall be in writing, shall be given to every other Member, and shall set forth the interest to be sold, the purchase price to be paid, the date on which the closing is to take place (which date shall be not less than thirty nor more than sixty (60) days after the delivery of the offer), the location at which the closing is to take place, and all other material terms and conditions of the sale, transfer or other disposition.

Within fifteen (15) days after the delivery of said offer, the other Member(s) shall deliver to the Selling Member a written notice either accepting or rejecting the offer. Failure to deliver said notice within said fifteen (15) days conclusively shall be deemed a rejection of the offer. Any or all of the other Member(s) may elect to accept the offer, and if more than one of the other Member(s) elects to accept the offer, the interest being sold and the purchase price, therefore, shall be allocated among the Member(s) so accepting the offer in proportion to their Members' Percentage Interests, unless they otherwise agree in writing.

If any or all of the other Member(s) elect to accept the offer, then the closing of title shall be held in accordance with the offer, and the Selling Member shall deliver to the other Member(s) who have accepted the offer an assignment of the interest being sold by the Selling Member, and said other Member(s) shall pay the purchase price prescribed in the offer.

If no other Member accepts the offer, or if the Member(s) who have accepted such offer default in their obligations to purchase the interest, then the Selling Member, within one-hundred and twenty (120) days after the delivery of the offer, may sell such interest to any other person or entity at a purchase price which is not less than the purchase price prescribed in the offer and upon the terms and conditions which are substantially the same as the terms and conditions set forth in the offer, provided all other applicable requirements of this Agreement are complied with. An assignment of such interest to a person or entity who is not a Member of the Company shall only entitle such person or entity to the allocations and distributions to which the assigned interest is entitled unless such person or entity applies for admission to the Company and is admitted to the Company as a Member in accordance with this Agreement.

If the Selling Member does not sell such interest within said one-hundred and twenty (120) days, then the Selling Member may not thereafter sell such interest without again offering such interest to the other Member(s) in accordance with this Agreement.

14. Admission of New Member(s).

The Company may admit new Member(s) (or transferees of any interests of existing Member(s)) into by the purchase or transfer of another Member's ownership interest and a vote for adding the new Member consisting of the majority Members' ownership percentage interest in the Company.

As a condition to the admission of a new Member, such Member shall execute and acknowledge such instruments, in form and substance satisfactory to the Company, as the Company may deem necessary or desirable to effectuate such admission and to confirm the agreement of such Member to be bound by all of the terms, covenants, and conditions of this Agreement, as the same may have been amended. Such new Member shall pay all reasonable expenses in connection with such admission, including without limitation, reasonable attorneys' fees and the cost of the preparation, filing or publication of any amendment to this Agreement or the Articles of Organization, which the Company may deem necessary or desirable in connection with such admission.

No new Member shall be entitled to any retroactive allocation of income, losses, or expense deductions of the Company. The Company may make pro-rata allocations of income, losses, or expense deductions to a new Member for that portion of the tax year in which the Member was admitted in accordance with Section 706(d) of the Internal Revenue Code and regulations thereunder.

In no event shall a new Member be admitted to the Company if such admission would be in violation of applicable Federal or State securities laws or would adversely affect the treatment of the Company as a partnership for income tax purposes.

15. Sale of Company.

The sale of the Company, either partially or in its entirety, shall only be approved by a vote of over fifty percent (50%) of the Members' ownership-interest. Any purchase agreement that is presented to the Company shall be reviewed by up to fifteen (15) days by the Member(s) and put up to a vote within a seven (7) day period thereafter. At the option of any Member, the vote may be delayed by up to thirty (30) days to review the details of the purchase.

If an agreement to sell the Company is approved by the Member(s), then all sale proceeds shall first be paid to the debt of the Company unless the Buyer is accepting some or all of the debt as part of the purchase. All remaining proceeds shall be dispersed in relation to each Member's percent ownership-interest in the Company.

16. Withdrawal Events.

In the event of the death, retirement, withdrawal, expulsion, or dissolution of a Member, or an event of bankruptcy or insolvency, as hereinafter defined, with respect to a Member, or the occurrence of any other event which terminates the continued membership of a Member in the Company pursuant to the Statutes (each of the foregoing hereinafter referred to as a "Withdrawal Event"), the Company shall terminate sixty (60) days after notice to the Member(s) of such withdrawal Event unless the business of the Company is continued as hereinafter provided.

Notwithstanding a Withdrawal Event with respect to a Member, the Company shall not terminate, irrespective of applicable law, if within the aforesaid sixty-day period the remaining Member(s), by the unanimous vote or consent of the Member(s) (other than the Member who caused the Withdrawal Event), shall elect to continue the business of the Company.

In the event of a Withdrawal Event with respect to a Member, any successor in interest to such Member (including without limitation any executor, administrator, heir, committee, guardian, or other representative or successor) shall not become entitled to any rights or interests of such Member(s) in the Company, other than the allocations and distributions to which such Member is entitled unless such successor in interest is admitted as a Member in accordance with this Agreement.

An "event of bankruptcy or insolvency" with respect to a Member shall occur if such Member: (1) applies for or consents to the appointment of a receiver, trustee or liquidator of all or a substantial part of their assets; or (2) makes a general assignment for the benefit of creditors; or (3) is adjudicated a bankrupt or an insolvent; or (4) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors or to take advantage of any bankruptcy, insolvency, readjustment of debt or similar law or statute, or an answer admitting the material allegations of a petition filed against them in any bankruptcy, insolvency, readjustment of debt or similar proceedings; or (5) takes any action for the purpose of effecting any of the foregoing; or (6) an order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall be entered, with or without the application, approval or consent of such Member, by any court of competent jurisdiction, approving a petition for or appointing a receiver or trustee of all or a substantial part of the assets of such Member, and such order, judgment or decree shall continue unstated and in effect for thirty (30) days.

17. Dissolution and Liquidation.

The Company shall terminate upon the occurrence of any of the following : (i) the election by the Member(s) to dissolve the Company made by a vote of over fifty percent (50%) of the Members' ownership-interest.; (ii) the occurrence of a Withdrawal Event with respect to a Member and the failure of the remaining Member(s) to elect to continue the business of the Company as provided for in this Agreement above; or (iii) any other event which pursuant to this Agreement, as the same may hereafter be amended, shall cause a termination of the Company.

The liquidation of the Company shall be conducted and supervised by a person designated for such purposes by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests (the "Liquidating Agent"). The Liquidating Agent hereby is authorized and empowered to execute any and all documents and to take any and all actions necessary or desirable to effectuate the dissolution and liquidation of the Company in accordance with this Agreement.

Promptly after the termination of the Company, the Liquidating Agent shall cause to be prepared and furnished to the Member(s) a statement setting forth the assets and liabilities of the Company as of the date of termination. The Liquidating Agent, to the extent practicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

The proceeds of sale and all other assets of the Company shall be applied and distributed in the following order of priority: (1) to the payment of the expenses of liquidation and the debts and liabilities of the Company, other than debts and liabilities to Member(s); (2) to the payment of debts and liabilities to Member(s); (3) to the setting up of any reserves which the Liquidating Agent may deem necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company, which reserves shall be paid over to a licensed attorney to hold in escrow for a period of two years for the purpose of payment of any liabilities and obligations, at the expiration of which period the balance of such reserves shall be distributed as provided; (4) to the Member(s) in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account, in accordance with the rules and requirements of Treas. Reg. Section 1.704-1(b)(2)(ii)(b); and (5) to the Member(s) in proportion to the Members' Percentage Interests.

The liquidation shall be complete within the period required by Treas. Reg. Section 1.704-1(b)(2)(ii)(b).

Upon compliance with the distribution plan, the Member(s) shall no longer be Member(s), and the Company shall execute, acknowledge and cause to be filed any documents or instruments as may be necessary or appropriate to evidence the dissolution and termination of the Company pursuant to the Statutes.

18. Representation of Member(s).

Each of the Member(s) represents, warrants and agrees that the Member is acquiring the interest in the Company for the Member's own account for investment purposes only and not with a view to the sale or distribution thereof; the Member, if an individual, is of legal age; if the Member is an organization, such organization is duly organized, validly existing and in good standing under the laws of its State of organization and that it has full power and authority to execute this Agreement and perform its obligations hereunder; the execution and performance of this Agreement by the Member does not conflict with, and will not result in any breach of, any law or any order, writ, injunction or decree of any court or governmental authority against or which binds the Member, or of any agreement or instrument to which the Member is a party; and the Member shall not dispose of such interest or any part thereof in any manner which would constitute a violation of the Securities Act of 1933, the Rules and Regulations of the Securities and Exchange Commission, or any applicable laws, rules or regulations of any State or other governmental authorities, as the same may be amended.

19. Certificates Evidencing Membership.

Every membership interest in the Company may be evidenced by a Certificate of Membership issued by the Company, although it is not required. This Operating Agreement shall serve as sufficient evidence of each Member's ownership in the Company. If a Certificate of Membership is issued, such Certificate shall set forth the name of the Member holding the membership interest and the Member's percentage interest held by the Member, and shall bear the following statement:

"The membership interest represented by this certificate is subject to, and may not be transferred except in accordance with, the provisions of the Operating Agreement of Love Lifesciences LLC dated effective as of 5/27/2021 , as the same from time to time may be amended, a copy of which is on file at the principal office of the Company."

20. Notices.

All notices, demands, requests, or other communications which any of the parties to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been properly given if sent by courier or by registered or certified mail, return receipt requested, with postage prepaid, addressed as follows: (a) if to the Company, at the principal place of business of the Company designated by the Company; and (b) if to any Member, to the address of said Member first above written, or to such other address as may be designated by said Member by notice to the Company and the other Member(s) pursuant to this Agreement.

21. Arbitration.

Any dispute, controversy or claim arising out of or in connection with this Agreement or any breach or alleged breach hereof shall, upon the request of any party involved, be submitted to, and settled by, arbitration in the city in which the principal place of business of the Company is then located, pursuant to the commercial arbitration rules then in effect of the American Arbitration Association (or at any other time or place or under any other form of arbitration mutually acceptable to the parties involved). Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in a court of competent jurisdiction. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence, and attorneys' fees, except that in the discretion of the arbitrator, any award may include the attorney's fees of a party if the arbitrator expressly determines that the party against whom such award is entered has caused the dispute, controversy or claim to be submitted to arbitration as a dilatory tactic or in bad faith.

22. Amendments.

This Agreement may not be altered, amended, changed, supplemented, waived, or modified in any respect or particular unless the same shall be in writing and agreed to by the affirmative vote or consent of Member(s) holding a majority of the Members' Percentage Interests. No amendment may be made to Articles that apply to the financial interest of the Member(s), except by the vote or consent of all of the Member(s). No amendment of any provision of this Agreement relating to the voting requirements of the Member(s) on any specific subject shall be made without the affirmative vote or consent of at least the number or percentage of Member(s) required to vote on such subject.

23. Miscellaneous.

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Kansas. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates, and other types of entities.

This Agreement, and any amendments hereto, may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member(s) that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the Member(s) have executed this Agreement on October 27 2021.

Signature: _____ Date: _____5/27/2021_____
Print Name: Nicholas Love

Signature: _____ Date: _____5/27/2021_____
Print Name: Bradley Hopper